FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Quarterly Report for Period ending September 30, 2004

2.

Management Discussion & Analysis for Period ending September 30, 2004

3.

Certifications of CEO and CFO

4.

News Release November 2, 2004

5.

News Release November 8, 2004

6.

News Release November 19, 2004

7.

News Release November 22, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: January 5, 2005

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

(Title)

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Cusac Gold Ltd. consisting of the interim consolidated balance sheets as at September 30, 2004 and the interim consolidated statements of loss and deficit, and cash flows for the three and nine month periods ended September 30, 2004 and 2003 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent auditors of the Company.

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

 (Stated in Canadian Dollars)

Unaudited)

	September 30 2004	December 31 2003
Assets
Current
Cash and cash equivalents	$ 77,582	$ 1,128,965
Receivables	50,819	7,362
Prepaid expenses	10,478	19,922
	138,879	1,156,249
Long-term investments and advances (Note 6)	536,909	498,786
Capital assets, net of accumulated
amortization of $2,002,276 (2003 - $1,972,998))	90,912	102,140
Resource properties (Note 7)	2,211,569	2,211,569
	$ 2,978,269	$ 3,968,744
Liabilities and Shareholders’ Equity
Liabilities
Current:
Accounts payable and accrued liabilities (Note 8)	697,467	520,192
Share subscription payable	103,925	-
	801,392	520,192
Shareholders’ equity
Share capital (Note 10)	19,614,356	19,404,606
Contributed surplus (Note 4 )	990,292	990,292
Deficit (Note 4 )	(18,427,771)	(16,946,346)
	2,176,877	3,448,552
	$ 2,978,269	$ 3,968,744

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Approved by the Board:

  “Guilford H. Brett”

Director

  “David H. Brett”

Director

Cusac Gold Mines Ltd.

Consolidated Statements of Operations  and Deficit

 (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
Revenue	$ -	$ -	$ -	$ -
Expenses
Exploration	566,778	75,814	1,034,403	161,230
Administration (Note 4)	116,195	527,612	426,039	735,968
Amortization of capital assets	11,513	10,824	29,637	30,596
	694,486	614,250	1,490,079	927,794
Loss from operations:	(694,486)	(614,250)	(1,490,079)	(927,794)
Other income
Interest income	1,446	-	8,654	2,019
Gain on sale of equipment	-	-	-	2,497
Net loss for the period	(693,040)	(614,250)	(1,481,425)	(923,278)
Deficit, beginning of period (Note 4)	(17,734,731)	(15,804,358)	(16,946,346)	(15,495,330)
Deficit, end of period	$(18,427,771)	$(16,418,608)	$(18,427,771)	$(16,418,608)
Net Loss per share – basic and diluted	$ (0.02)	$ (0,.02)	$ (0.04)	$ (0.03)
Weighted average shares outstanding	39,954,481	34,969,870	39,899,845	31,224,350

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

 (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2004	2003	2004	2003
Cash flows from operating activities
Net loss for the period	$ (693,040)	$(606,225)	$(1,481,425)	$ (915,253)
Items not requiring cash
Amortization of capital assets	11,513	10,824	29,637	30,596
Stock option compensation (Note 4)	-	412,500	-	412,500
Gain on sale of equipment	-	-	-	(2,497)
	(681,527)	(182,901)	(1,451,788)	(474,654)
Net change in non-cash working capital
Receivables	(18,479)	549	(43,457)	17,046
Prepaid expenses	18,587	(59)	9,444	1,796
Accounts payable and accrued liabilities	104,179	50,676	177,275	(25,212)
	(577,240)	(131,735)	(1,308,526)	(481,024)
Cash flows from financing activities
Related party loans	-	(14,401)	-	(5,003)
Issuance of shares	-	191,500	209,750	706,966
Share subscription deposit	92,000	-	103,925	-
	92,000	177,099	313,675	701,963
Cash flows from investing activities
Investment in and advances to affiliated companies	(22,575)	(33,417)	(38,123)	(100,012)
Expenditures on resource properties	-	(94,555)	-	(94,555)
Purchase of capital assets	-	(5,495)	(18,409)	(122,095)
Proceeds on disposition of capital assets	-	-	-	2,497
	(22,575)	(133,467)	(56,532)	(314,165)
Decrease in cash for the period	(507,815)	(88,103)	(1,051,383)	(93,226)
Cash and cash equivalents beginning of period	585,397	218,352	1,128,965	223,475
Cash and cash equivalents, end of period	$ 77,582	$130,249	$ 77,582	$ 130,249

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2004

 (Unaudited)

1.

Basis of Presentation

These interim financial statements presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated n Canadian dollars.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements. It is suggested that these interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2003 and the notes thereto included in the Company’s annual report. The Company follows the same accounting policies in the preparation of interim reports.

These consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.

Going Concern

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company’s continued existence, as a going concern is dependent upon its ability to obtain adequate financing arrangements and to achieve profitable operations. The Company plans to raise additional equity and debt capital as necessary to recommence producing gold at the Table Mountain Mine when economically feasible. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

3.

Nature of Business

Cusac Gold Mines Ltd. (the”Company”) is in the business of exploring, developing and mining resource properties. The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to recommence producing gold at the Table Mountain Mine as well as the future profitable production or proceeds from the disposition of such properties.

4.

Change in Accounting Policy

Effective January 1, 2004, the Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments; which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. Previously the Company was only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of the restatement increased the reported loss and deficit by  $8,025 in 2003 and $15,343 in 2002, with corresponding increases in the reported contributed surplus.

5.

Cash and Cash Equivalents

The balance consist of cash and the principal and accrued interest of a 30-day term deposit. Interest income is earned at an annual rate of 1.6%

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2004

 (Unaudited)

6.

Long-term Investments and Advances

	2004	2003
Investments in common shares
Consolidated Pacific Bay Minerals Ltd.- 8% interest in common shares	$ 95,080	$ 45,080
ClearFrame Solutions Inc. - 5% interest in common shares	282,064	137,064
	377,144	182,144
Advances
ClearFrame Solutions Inc.	-	141,990
Consolidated Pacific Bay Minerals Ltd	140,842	139,421
.Knexa Solutions Ltd.	18,923	-
	159,765	281,411
	$ 536,909	$ 463,555

7.

Resource Properties

	2004	2003
British Columbia, Canada
Table Mountain Mine, net of amortization and write downs	$ 2,211,569	$ 2,266,124
Golden Loon, cost of claim	26,000	26,000
Less: accumulated write-downs	(26,000)	(26,000)
	-	-
Tulameen Platinum, cost of claim	8,000	48,000
Less: recovery of cost	(8,000)	(8,000)
	-	40,000
	$ 2,211,569	$ 2,306,124

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2 ½% and a 10% net profits interest on production from these claims.

In July 2004, the Company entered into an agreement to purchase 2 (two) mineral claims in the Liard mining division of British Columbia. Subject to the approval of the TSX Exchange and applicable regulatory authorities, the Company will issue 30,000 common shares to acquire the property.

8.

Commitments

The Company entered into an agreement with the Province of British Columbia in respect to accounts owed under the Mineral Tax Act, Mine and Safety Health Fee and Rural Property Tax Act. The Company was required to provide a $57,000 Letter of Credit for amounts due and interest accruing in respect of debts owing under the Mineral Tax Act. Upon receipt of the Letter of Credit, the Province released the Mineral Tax liens.

The Company paid an initial amount of $10,000 and will continue to pay the Province $10,000 monthly until the balances are paid in full. The balance outstanding as noted in the agreement is $183,194.

The sum of $20,000 was paid during the three months period ended September 30, 2004.

 Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2004

 (Unaudited)

9.

Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)

Remuneration paid or payable to directors and officers of the Company during the nine months period  ended September 30, 2004 was $103,500 (2003-$85,500)

b)

The Company received $29,250 (2003-$29,500) for rent and administrative services provided to companies with common directors. The full amount is recorded as a reduction of administration expenses.

Transactions with related parties were in the normal course of operations and are recorded at the exchange value, being the amount established and agreed to by the related parties.

10.  Share capital

Authorized

     5,000,000 preference shares, no par value

100,000,000   common shares, no par value

Issued

Common shares

	Shares Issued	Amount
Balance, January 1, 2004	39,400,981	$ 19,404,606
Issued during the period
Options exercised to March 31, 2004	20,000	5,000
Warrants exercised to March 31, 2004	500,000	188,000
Balance March 31, 2004	39,920,981	$ 19,597,606
Issued during the period
Warrants exercised to June 30, 2004	33,500	16,750
Balance, September 30, 2004	39,954,481	$ 19,614,356

A summary of the warrants outstanding at September 30, 2004 is as follows:

Number
Balance, March 31, 2004	4,294,500
Exercised April 3, 2004	(33,500)
Expired April 8, 2004	(26,500)
Expired May 8, 2004	(3,944,500)
Expired August 1, 2004	(290,000)
Balance , September 30, 2004	0.00

Cusac Gold Mines Ltd.

Notes to Consolidated Financial Statements

September 30, 2004

 (Unaudited)

10.

Share Capital (continued)

Common share options exercisable and outstanding as at September 30, 2004, are as follows:

Number	Exercise Price	Expiry Date
40,000	$ 0.25	May 22, 2005
1,250,000	$ 0.36	July 28, 2005
820,000	$ 0.37	November 14, 2006
2,110,000

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS FOR QUARTER ENDED SEPTEMBER 30, 2004

FOR CUSAC GOLD MINES LTD.

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing precious metals. The Company’s primary asset is the Table Mountain Gold Mine (“Table Mountain”) located in north central British Columbia, Canada.  Table Mountain is a former gold producer with significant mine infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required to for a producing mine.  Full-time operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.   During the last few years, the price of gold has surged and renewed interest investor in the Company has resulted.  Based on this renewed interest, and favourable exploration results obtained in this and prior periods, management is seeking the financing required to place its property back into production.  Although management is optimistic about raising the required capital for production, investors should be advised that there is no guarantee that such financing will be obtained.

During the three months ended September 30, 2004, the Company continued a significant exploration at Table Mountain commenced in the prior quarter, consisting primarily of diamond drilling, spending $566,778, as compared to $405,161 in the prior quarter.  This activity lead to further delineation of the Rory Vein, a new discovery made in the prior quarter.  Management believes that there is good potential for the Rory Vein to produce gold within the next twelve months, adding to the Company’s existing gold resources at the East Bain Vein and other deposits on the Table Mountain Property.  For detailed disclosures related to the Rory Vein discovery, please review the Company’s recent News Releases in this regard, which can be viewed online at www.cusac.com.

SELECTED ANNUAL FINANCIAL INFORMATION

	Revenues	Ordinary Loss (per share)	Total Loss (per share)	Total Assets	Long Term Debt	Dividends
2003	Nil	1,457,859 (.04)	1,442,991 (.04)*	3,968,744	Nil	Nil
2002	Nil	1,127,122 (.04)	1,164,006 (.04)**	2,842,118	Nil	Nil
2001	Nil	501,161 (.02)	433,323 (.02)***	2,416,123	Nil	Nil

* Includes $ 14,868 in interest income and equipment sale gains.

**Includes $35,000 in investment write-downs.

***Includes a gain of $67,838 from equipment sales and other recoveries.

The above summary reflects the current non-producing status of the Company but with a marked increase in activity and assets as a result of the resurgence of mineral exploration companies during 2002 and 2003.  The increase in assets reflects an increase in the Company’s cash position as well as increased resource property values through capitalization of deferred exploration expenditures.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for Q3-2004 and each of the last seven quarters of fiscal 2003 and 2002 (unaudited):

	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
3 Mo Ended	30/09/04	30/06/04	31/03/04	31/12/03	30/09/03	30/06/03	31/03/03	31/12/02
Revenue	-	-	-	-	-	-	-	-
Net Loss	693,040	555,667	237,718	527,738	606,225	151,548	157,480	698,804
Loss/share	.02	.004	.006	.013	.02	.004	.005	.02

The above quarterly results reflect generally increasing mineral exploration and financing activities.   The fourth quarters of both 2003 and 2002 show relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses that are calculated and added to the financial statements at year-end.  A detailed accounting of stock option expenses and an explanation of same is provided in the Company’s annual audited financial statements which can be access online at www.sedar.com. The net loss in Q3, 2004 increased $137,373 over Q2 2004 primarily due to increased exploration expense.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2004 the Company had $77,582 in cash, receivables and prepaid expenses.  Total current assets were $138,879, including receivables and prepaid expenses.  Accounts payable and accrued liabilities were $697,467, an in crease of $104,179 for the period as compared with Q2, 2004.  The increase for the period can be attributed to additional accounts payable for diamond drilling at Table Mountain.  Equity financing raised during the period was $92,000, compared to $177,099 raised during the same period of 2003.  The decline in equity financing year over year can be attributed partly to poor equity market conditions during the period.

At September 30, 2004, the Company had a working capital deficiency of $664,019, as compared to a surplus of $41,581 at June 30, 2004, an increase of $705,600.  The significant deficiency is partly attributable to $357,000 of cash in company deposits being removed from the balance sheet, as it is held against a line of credit of the Company for the same amount which has been fully drawn down.  $57,000 of this line of credit is set aside for a letter of credit in favour of the government of BC for past mineral taxes, which forms part of a settlement agreement, as discussed in prior MD&A.   Management is taking steps to ensure that adequate working capital available for the Company’s ongoing activities.

INVESTOR RELATIONS

Investor relations activity during the year consisted of routine shareholder communications.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, David H. Brett, the issuer, Vice-President and CFO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(a)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 15th day of November, 2004

”David H. Brett”

David H. Brett

Vice-President & CFO

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Guilford H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the interim period ending September 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by  others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 15th day of November, 2004

”Guilford H. Brett”

Guiflord H. Brett

President & CEO

$304,000 Exploration Financing

Previously announced $450,000 Exploration Financing Not Proceeding

For Immediate Release.  Vancouver, B.C., November 2, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that the Company has arranged non-brokered flow-through private placements totaling 1,169,231 million units at $0.26 per unit, subject to regulatory approval.  Each unit will consist of one common flow through share and one warrant to purchase one non-flow through common share at $0.31 for one year, Proceeds of $304,000 will be used to fund ongoing exploration drilling at the company’s Table Mountain Gold Mine in Northern British Columbia.  The $450,000 exploration financing announced by the Company August 12, 2004 will not proceed.

$200,000 of the financing (769,231 units) is provided by MineralFields B.C. 2004 Limited Partnership, for which a finder’s fee consisting of $10,000 (5%) and 20,000 one year warrants to purchase one unit each of the above described units is payable to Limited Market Dealer Inc. of Toronto.

Cusac Gold Mines is a Canadian company whose primary focus is the exploration and development of its 100% owned and operated Table Mountain Gold property in north-central BC.  The property includes a 300-ton per day mill and supporting infrastructure required to recommence production.

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

Guilford H. Brett

President & Director

For Further Information Call:  1-800-670-6570 (Canada)

Or 1-800-665-5101 (USA)

Email:

info@cusac.com

Web:

www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CUSAC CLARIFIES WEBSITE DISCLOSURES

For Immediate Release.  Vancouver, B.C., November 8, 2004. Guilford H. Brett, President, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), reports that as a result of a review by the British Columbia Securities Commission (“BCSC”) , we are issuing the following press release to clarify our disclosure.  The BCSC review is specifically related to disclosures on the Company’s web site (www.cusac.com) relative to its Table Mountain Gold Property that did not comply with Canada’s guidelines related to the disclosure of information for mining companies such as National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), National Policy 51-201 Disclosure Standards (NP 51-201), and other disclosure and filing requirements.  The purpose of this news release is to review the specific disclosures that need clarification so that investors have better information with which to make decisions relative to the Company.

The Company’s web site stated, in a bullet point, “minable 25,000 tons at 1 oz per ton recently outlined.”  This statement does not conform to securities regulation and is retracted.  The term “Minable” is not a mineral resource category permitted Canada’s regulatory regime and will not be used by the Company in future. The Company’s previous disclosure on its web site, i.e. “minable 25,000 tons at 1 oz per ton” was based on in-house estimates made prior to Mr. Sketchley report (excerpted below) and should not be relied upon by investors

The Company engaged Dale A. Sketchley, M.Sc., P.Geo., a Qualified Person for the purposes of NI 43-101, to write a technical report, specifically to provide independent verification of the mineralization alluded to in this bullet point.  The bullet point on the web site was in reference to the East Bain Vein, which Mr. Sketchley reported in a technical report dated July 31, 2003 and published to Canada’s national repository of public company disclosures (www.sedar.com), which included the following Table summarizing East Bain Resources:

Table 3. East Bain Vein Resource Calculation Summary
Block Number	Resource Category	Au oz/ton	Au Cut oz/ton	Core Width	Core Angle	True Width	Tons	Uncut Ounces	Cut Ounces
02BG-02	Inferred	5.190	2.000	0.60	80	0.59	1276	6622	2552
02BG-03	Indicated	0.380	0.380	2.60	85	2.59	4271	1623	1623
02BG-04	Indicated	0.554	0.554	0.90	90	0.90	4362	2417	2417
90-340	Indicated	1.520	0.769	1.45	75	1.40	2066	3140	1590
90-357	Indicated	0.660	0.660	1.70	80	1.67	2944	1943	1943
90-359	Indicated	1.930	0.862	1.40	75	1.35	1384	2672	1194
91-371	Indicated	0.410	0.410	2.00	80	1.97	5061	2075	2075
91-373	Indicated	1.490	1.490	1.50	75	1.45	2069	3082	3082
Total Indicated Mineral Resource (uncut) =					22,157 tons @ 0.77 oz/ton (16,952 oz)
Total Indicated Mineral Resource (cut) =					22,157 tons @ 0.63 oz/ton (13,923 oz)
Total Inferred Mineral Resource (uncut) =					1,276 tons @ 5.19 oz/ton (6,622 oz)
Total Inferred Mineral Resource (cut) =					1,276 tons @ 2.00 oz/ton (2,552 oz)
Notes. - Cutting factor of 2 ounces per short ton. - Gold grade in ounces per short ton. - Core width in metres. - Specific gravity in tons per cubic metre.

Because of the Company’s past experience with producing gold from the Table Mountain Property, management has a good understanding of the economic viability of mineral deposits on the property and have historically achieved profitable commercial production related to resources outlined to the degree of certainty represented by the inferred and indicated resources categories.  However, investors should be advised that the term “proven reserve” may only be applied to deposits that have been defined to an extent whereby economic viability is reasonably assured.  Therefore, the above estimates, the company’s prior knowledge and experience notwithstanding, do not prove that any gold is economically extractable.   The Company has conducted an extensive internal review of the East Bain structure and produced an in-house economic evaluation that indicates a positive return on investment from mining the above resources.  However, no assurance can be given that the Company’s study is accurate or that profitable operations will indeed result.

Since taking over operation of the Table Mountain Gold mine in 1992, the Company has not relied on independent feasibility studies to make production decisions.  This is thought prudent by management because the bulk of the capital costs related to the extraction of any defined ore had already been invested by the Company’s predecessor, and, as such, the cost to prepare such a report would be prohibitive, particularly in light of the relatively small size of the ore zones and the small size of the financing required to achieve commercial production.

Also on the Company’s web site was the following statement that does not conform to the above noted regulations:  “There is a proven reserve of 700,000 T at 1.25 g/T (28,000 oz) in Erickson Tailings Pond.”  For the moment, all reference to the tailings pond in question have been removed from the web site and the Company formally retracts this statement. In 1997, Company staff embarked on a significant  sampling program to test the economic viability the “Erickson Tailings Pond” (this pond predates Cusac’s operation of the property, as a new tailings pond was built in 1993) using a specialized “vibracore” drill designed for alluvial and other loose materials.  In 1999, the Company commissioned independent engineer Mr. Gary Hawthorn, P.Eng., to evaluate the results of the sampling program, including independent gravity extraction testing and assaying.  The company is considering whether of not it is prudent to engage a qualified person to examine the old reports and data so that a reportable estimate of the gold resource can be made.

Also removed from the Company’s web site is the statement related to the Table Mountain Property as follows:  “A 1999 geological report lists a 500,000 oz potential.”  The report in question was prepared by in-house geological staff for management so that management would have a reasonable gage as to the properties potential for future gold discoveries.  The basis for this estimate is the potential occurrence of additional gold bearing quartz veins in unexplored areas along the 15 kilometer long Erickson Creek Fault Zone.  All the Company’s historic production, and its current resources, occur along this prominent structure on the property.   .  Management felt that investors should be given the 500,000-ounce figure because it provided a upper boundary for conceptualizing to the property’s long-term potential for mineralization. The potential quantity and grade referred to is conceptual in nature, and there has been insufficient exploration to define a mineral resource on the property.  The company is uncertain if further exploration will result in discovery of a mineral additional resources on the property.

Cusac’s main asset is the Table Mountain Gold mine, which is part of a large holding of mineral claims called the Table Mountain Property.  A few kilometers north of Table Mountain itself is another mineral deposit referred to as the Taurus Project, owned mostly by International Taurus Resources Inc. (“Taurus”) and partly by Cusac on claims that form a part of the overall Table Mountain Property.  Cyprus Canada optioned the Taurus Project from Cusac and Taurus and then extensively explored and drilled the Property in 1995 and 1996. Based on their exploration results, Cyprus Canada estimated an "inferred, geological, uncut and undiluted resource" of 28.4 million tonnes grading 1.36 grams of gold per tonne. The Company has not done the work necessary to verify the “resource” category.  This information is presented only in a historical context and should not be relied upon by the public.  Cusac, on its web site, had disclosed that Cusac owned “about 25%” of the Taurus Project.  Investors should be warned that while management has no reason to believe that the estimate is unreliable, it is not based on a duly filed technical report prepared by qualified person as defined by regulation.  For the time being, Cusac has removed from its web site all reference to the estimates noted above related to the Taurus Project and is contemplating whether or not it is prudent or possible to commission the writing of a 43-101 compliant report on the Taurus Project, which would need to involve the cooperation of Taurus and would likely be quite costly.

Cusac has edited its website considerably and will in future ensure that all content is compliant with 43-101 requirements.

“Canada’s new regulations for mining disclosures are designed to provide investors with better information upon which to make investment decisions,” said Cusac VP David Brett.  Cusac, like many other junior mining firms, is struggling to find a balance between providing a good amount of timely information and meeting the significant additional process requirements, time delays and financial costs related to 43-101 compliance.  We pledge to our investors to find an acceptable balance.”

Cusac Gold Mines is a Canadian company whose primary focus is the exploration and development of its 100% owned and operated Table Mountain Gold property in north-central BC.  The property includes a 300-ton per day mill and supporting infrastructure required to recommence production.

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

Guilford H. Brett

President & Director

For Further Information Call:  1-800-670-6570 (Canada)

Or 1-800-665-5101 (USA)

Email:

info@cusac.com

Web:

www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cusac Management Changes

For Immediate Release.  Vancouver, B.C., November 19, 2004. Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”) reports that Guilford H. Brett, has decided to step down as CEO and President of the Company after 40 years of service.  David H. Brett, MBA, the company’s current CFO and a director for 11 years, has been appointed CEO.  Guilford Brett will remain with the Company in the capacity of Chairman of the Board.  The Company is deeply indebted to Guilford Brett for founding the company in 1965 and guiding it through four decades through both good and challenging times.  His experience and knowledge of BC mining will be a valuable and continuing asset to Cusac.

David Brett has spent 11 years as a director of the Company and was appointed Vice President in 1996.  More recently he took on the additional responsibility of CFO.   David Brett is a director and the former CEO of Consolidated Pacific Bay Minerals Ltd.  He has been involved in the management of the Company’s operations, finance and administration for over 20 years.  David Brett, who obtained an MBA from Simon Fraser University, is also the CEO of Knexa Solutions Ltd., a software company.

“It is no small accomplishment to keep a junior mining company running for 40 years, and Guilford Brett’s tenacity and optimism has provided the foundation for another 40 years.  My immediate goal is to aggressively continue the exploration and development of the Company’s main asset, the Table Mountain Gold Mine,”  said new Cusac CEO David Brett.  “I also intend to expand the Company’s board and management team to help realize Cusac’s tremendous growth potential.”

CUSAC GOLD MINES LTD.

PER:

“Guilford Brett”

Guilford H. Brett

President & Director

For Further Information Call:  1-800-670-6570 (Canada)

Or 1-800-665-5101 (USA)

Email:

info@cusac.com

Web:

www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cusac Reviews 2004 Exploration Results, Mineral Resource Estimates, and Future Plans

For Immediate Release.  Vancouver, B.C., November 22, 2004. David H. Brett, CEO, Cusac Gold Mines Ltd. (TSX:  CQC, OTCBB:  CUSIF, the “Company”), provides herewith a review and update on its 2004 exploration activity at its Table Mountain Gold Mine in north central BC, including a resource estimate for the newly discovered Rory Vein, and a discussion of the Company’s plans.

During the 2004 exploration season, Cusac completed 41 diamond drill holes at Table Mountain comprising a total of 6,478 meters of drilling.  The first hole of the season intersected an undiscovered vein adjacent to the Main Mine, later named the Rory Vein.  All significant results from this drilling have been disclosed.

Once all the Rory drill core was logged, assayed, and compiled by company geologists, the company engaged Mr. Dale A. Sketchley, MSc., P.Geo., an independent Qualified Person, to compile a resource estimate for the Rory Vein, as outlined to date.  In his Technical Report On Rory Vein, Table Mountain Gold Property, Liard Mining District, British Columbia, Canada, Mr. Sketchley states: “The Rory Vein contains an Indicated Mineral Resource of 19,958 tonnes @ 12.17 g/tonne (22,000 tons @ 0.355 oz/ton) and an Inferred Mineral Resource 1,899 tonnes @ 11.31 g/tonne (2,093 tons @ 0.330 oz/ton).   A copy of Mr. Sketchley’s report will be filed on and available to the public at www.sedar.com.  The report also recommended an additional $530,000 of diamond drilling to further explore for potential extensions and offsets of the Rory Vein.

The Rory and East Bain Veins combined contain a total Indicated Mineral Resource of 40,059 tonnes @ 16.90 g/tonne (44,157 tons @ 0.493 oz/ton) and a total Inferred Mineral Resource of 3,056 tonnes @ 33.00 g/tonne (3,369 tons @ 0.963 oz/ton).

Late in the exploration season, a series of holes were drilled at another Table Mountain target known as the South Gap.  These holes were drilled to test for an eastern extension of the known Hot Vein, which was originally explored through drilling and both underground and surface excavations in the 1980’s.  This season, four holes were drilled comprising a total of 955.3 meters.  The program was successful in locating a mineralized vein consistent with the high grade – Type I veins at Table Mountain that comprise ore grade structures.  Further drilling is planned to follow-up this structure.

Future Plans

Exploration

Management of the Company is optimistic that further exploration will be successful in outlining additional resources at Table Mountain.  The Rory Vein represents a vein orientation on the Table Mountain Property, which has not been previously explored for.  The potential for similar veins trending north-northeast may have been under estimated because the majority of the known orebodies on the property have an east-west orientation.  The numerous high grade drill hole intersections from previous drilling that have been followed-up were targeted at east-west trending structures and could have easily missed north-south trending veins.  The discovery of the Rory Vein resulted in extensive follow-up drilling and the Company’s remaining intended targets for the 2004 exploration program were not completed.  Management is currently seeking additional exploration financing to ensure that exploration drilling at Table Mountain continues next season.

“The discovery of the Rory Vein has heightened our excitement for further exploration success at Table Mountain.” Said Cusac VP of Exploration Lesley Hunt.  “The new vein orientation vastly opens up the target zone for our high grade ore bodies.”

Production

The Company is presently preparing an economic evaluation related to placing the East Bain and Rory Veins into production as part of an overall operational plan.  This study will be completed under the auspices and qualified by an independent mining engineer in compliance with regulation and filed on and made available to the public at www.sedar.com.

Once the study is completed and filed, which is expected to be by the end of 2004, management of the Company will then, assuming favorable economic indications in the report, seek to raise the necessary capital to bring Table Mountain back into production.  It is management’s goal to recommence mining operations at Table Mountain during the second quarter of 2005.

“Cusac’s philosophy is to be an exploring producer,” said Cusac CEO David Brett.  “With the mill and other infrastructure already in place, Table Mountain affords Cusac the ability to produce gold and tap the property’s exploration potential at the same time.

This News Release has been reviewed and the technical content approved by Dale A. Sketchley, M.Sc., P.Geo., an Independent Qualified Person for the purposes of NI 43-101.

Cusac Gold Mines is a Canadian company whose primary focus is the exploration and development of its 100% owned and operated Table Mountain Gold property in north-central BC.  The property includes a 300-ton per day mill and supporting infrastructure required to recommence production.

CUSAC GOLD MINES LTD.

PER:

“David Brett”

David H. Brett

CEO & Director

For Further Information Call:  1-800-670-6570 (Canada)

Or 1-800-665-5101 (USA)

Email:

info@cusac.com

Web:

www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.